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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                       PERMA-FIX ENVIRONMENT SERVICES INC
                            -------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                        --------------------------------
                         (Title of Class of Securities)

                                   7141571049
                                ----------------
                                 (CUSIP Number)
                                 August 22, 2005
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      Check appropriate box to designate the rule pursuant to which this
Schedule is filed:

   [ ]      Rule 13d-1(b)

   [X]      Rule 13d-1(c)

   [ ]      Rule 13d-1(d)

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CUSIP No. 7141571049                 13G                       Page 1 of 1 Pages

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     1   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         (Entities Only)
             Pictet (London) Limited
             Pictet Asset Management UK Limited ("PAM")
             Pictet International Management Limited ("PIM")
             Pictet (London) Limited is the parent corporation of each of
         PAM and PIM
             The reporting persons disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by two
         non-U.S. investment funds, one of which is managed by PAM and the other by PIM.
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     2   Check the Appropriate Box if a Member of a Group     (a) / /
                                                              (b) / /
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     3   SEC Use Only

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     4   Citizenship or Place of Organization
             Pictet (London) Limited - United Kingdom
             Pictet Asset Management (UK) Limited - United Kingdom
             Pictet International Management Limited - United Kingdom
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                       5     Sole Voting Power:
        Number of                  Pictet (London) Limited: 2,615,000
                             (indirect through PAM and PIM)
         Shares                    PAM: 2,221,000
                                   PIM: 394,000
      Beneficially   -----------------------------------------------------------
                       6     Shared Voting Power:
        Owned by                   Pictet (London) Limited: None
                                   PAM: None
          Each                     PIM: None
                     -----------------------------------------------------------
       Reporting       7     Sole Dispositive Power:
                                   Pictet (London) Limited: 2,615,000
      Person With            (indirect through PAM and PIM)
                                   PAM: 2,221,000
                                   PIM: 394,000
                     -----------------------------------------------------------
                       8     Shared Dispositive Power:
                                   Pictet (London) Limited: None
                                   PAM: None
                                   PIM: None
--------------------------------------------------------------------------------
     9   Aggregate Amount Beneficially Owned by Each Reporting Person
             Pictet (London) Limited:  2,615,000 (indirect through PAM and PIM)
             PAM: 2,221,000
             PIM: 394,000
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     10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares / /
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     11  Percent of Class Represented by Amount in Row (9)
             Pictet (London) Limited:  6.24% (indirect through PAM and PIM)
             PAM: 5.30%
             PIM: 0.94%
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     12  Type of Reporting Person:
             Pictet (London) Limited: HC
             PAM: IA
             PIM: IA
--------------------------------------------------------------------------------

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Item 1.

        (a)   Name of Issuer: PERMA-FIX ENVIRONMENT SERVICES INC

      (b)   Address of Issuer's Principal Executive Offices:

                       1940 Northwest 67th Place
                       Gainesville
                       Florida 32653
                       United States

Item 2

      (a)   Names of Persons Filing:

            Pictet (London) Limited, holding company for:
            Pictet Asset Management UK Limited ("PAM")
            Pictet International Management Limited ("PIM")
            Pictet (London) Limited is the parent corporation of each of PAM and PIM

      (b)   Address of Principal Business Office or, if none, Residence:

            Pictet (London) Limited: Tower 42 Level 37
                                     25 Old Broad Street
                                     London  EC2N 1HQ
                                     UNITED KINGDOM
            PAM: Same
            PIM: Same

      (c)   Citizenship:
                Pictet (London) Limited: United Kingdom
                PAM: Same
                PIM: Same

      (d)   Title of Class Securities: Common Stock

      (e)   CUSIP Number: 7141571049

Item 3. If this statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) or
(c), check whether the person is

      Not applicable.

Item 4. Ownership

      The reporting persons disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by two non-U.S. investment funds, one of which is managed by PAM and the other by PIM.

      (a)   Amount Beneficially Owned:

                Pictet (London) Limited:  2,615,000 (indirect through PAM and
                PIM)
                PAM: 2,221,000
                PIM: 394,000

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      (b)   Percent of Class:

                Pictet (London) Limited:  6.24% (indirect through PAM and PIM)
                PAM: 5.30%
                PIM: 0.94%

      (c)   Number of shares as to which such person has:

        Pictet (London) Limited (indirectly through PAM and PIM):
        (i)   sole power to vote or to direct the vote: 2,615,000
        (ii)  shared power to vote or to direct the vote: None
        (iii) sole power to dispose or to direct the disposition of: 2,615,000
        (iv)  shared power to dispose or to direct the disposition of: None

        PAM:
        (i)   sole power to vote or to direct the vote: 2,221,000
        (ii)  shared power to vote or to direct the vote: None
        (iii) sole power to dispose or to direct the disposition of: 2,221,000
        (iv)  shared power to dispose or to direct the disposition of: None

        PIM:
        (i)   sole power to vote or to direct the vote: 394,000
        (ii)  shared power to vote or to direct the vote: None
        (iii) sole power to dispose or to direct the disposition of: 394,000
        (iv)  shared power to dispose or to direct the disposition of: None

Item 5. Ownership of Five Percent or Less of a Class

      Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      See answer to Item 2 (a)

Item 8. Identification and Classification of Members of the Group

      Not applicable.

Item 9. Notice of Dissolution of the Group

      Not applicable.

Item 10. Certification

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      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date:  November 8, 2005


                                        /s/ David Cawthrow
                                        Chief Compliance Officer

                         AGREEMENT OF REPORTING PERSONS

      The undersigned herby agree that the foregoing Schedule 13G is filed on behalf of each of the undersigned.

         Pictet (London) Limited

         By:________________________________________
            David Cawthrow, Chief Compliance Officer

Pictet Asset Management UK Limited           Pictet International Management
                                             Limited

By:_________________________________         By:________________________________
   David Cawthrow, Chief Compliance             David Cawthrow, Chief Compliance
Officer                                      Officer